news release

ArcelorMittal completes the first instalment of its sale of a 15% interest in ArcelorMittal Mines Canada for $1.1bln to a Consortium led by POSCO and China Steel Corporation

Luxembourg, 15 March 2013 – ArcelorMittal announces today the completion of the first instalment of the previously announced investment by a consortium led by POSCO and China Steel Corporation (CSC) to acquire a joint venture interest in ArcelorMittal’s Labrador Trough iron ore mining and infrastructure assets in Quebec, Canada.

The consortium acquired an 11.05% interest in the joint venture for total consideration of US$810 million in cash, with ArcelorMittal’s wholly owned subsidiary ArcelorMittal Mines Canada retaining an 88.95% interest in the joint venture.

As part of its strategy to build strategic relationships with key customers, the joint venture has also entered into long-term iron ore off-take agreements with POSCO and CSC proportionate to the consortium’s joint venture interests.

The second instalment of the investment by the consortium, which will increase the consortium’s interest in the joint venture to 15%, remains subject to various conditions and is expected to close in the second quarter of 2013.

Forward-Looking Statements
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